Exhibit 99.2

STANDARD LITHIUM LTD. (the “Company”) Voting Results for Annual General and Special Meeting of Shareholders of the Company held on July 16, 2025 (the “Meeting”)
REPORT OF VOTING RESULTS National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Common shares of the Company (the “Common Shares”) represented at the Meeting: 59,747,812

Total issued and outstanding Common Shares as at record date: 198,601,003

Percentage of issued and outstanding Common Shares represented: 30.08%

1.	Appointment of Auditor

By resolution passed by a vote of shareholders, PricewaterhouseCoopers LLP, Chartered Professional Accountants were appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the remuneration of the auditor, with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
56,155,938	98.23%	1,014,029	1.77%

2.	Setting the Number of Directors

By resolution passed by a vote of shareholders, the number of directors was set at nine (9) with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
56,189,297	98.28%	980,672	1.72%

3.	Election of Directors

By resolution passed by a vote of shareholders, the seven nominees listed in the Company’s management information circular dated May 30, 2025 (the “Circular”) were elected as directors of the Company to hold office for the ensuing year, with the following results:

Nominee	Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
Robert Cross	26,318,858	98.79%	323,590	1.21%
Dr. Andrew Robinson	26,336,213	98.85%	306,235	1.15%
David Park	26,344,388	98.88%	298,061	1.12%
Jeffrey Barber	26,023,168	97.68%	619,280	2.32%
Dr. Volker Berl	26,265,026	98.58%	377,422	1.42%
Claudia D’Orazio	26,296,672	98.70%	345,777	1.30%
Anca Rusu	26,302,574	98.72%	339,874	1.28%
Paul Collins	26,323,333	98.80%	319,114	1.20%
Karen Narwold	26,318,475	98.78%	323,972	1.22%

4.	Reapproval of the Stock Option Plan

By resolution passed by a vote of shareholders, the Company’s stock option plan, as set out in the Circular, was reapproved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
24,497,826	91.95%	2,144,623	8.05%

5.	Reapproval of the Long-Term Incentive Plan

By resolution passed by a vote of shareholders, the Company’s long term incentive plan, as set out in the Circular, was reapproved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
25,067,019	94.09%	1,575,430	5.91%

Each vote on the matters listed in the Circular was based on the ballots and proxies deposited for the Meeting and the electronic voting by poll during the Meeting. Each of the matters set out above is described in greater detail in the Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedarplus.com.

Dated: July 16, 2025